UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

2021 Annual General Meeting of International Game Technology PLC

On April 1, 2021, International Game Technology PLC (“IGT”) (NYSE:IGT) announced the release of its Notice of 2021 Annual General Meeting (“2021 AGM”) and Annual Report and Accounts for the fiscal year ended December 31, 2020. The 2021 AGM will be held at the registered office of the Company at Marble Arch House, 66 Seymour Street, Second Floor, London, England, W1H 5BT on May 11, 2021 at 3:00pm British Summer Time (BST).

The Notice of the AGM and the 2020 Annual Report and Accounts can be found in the Investor Relations section of www.igt.com, along with IGT's 2020 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on March 2, 2021. These materials can be viewed online and are also available for download in PDF format.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated April 1, 2021

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2020

99.3	2021 Annual General Meeting Proxy Card

99.4	News release, “International Game Technology PLC Releases Notice of 2021 Annual General Meeting and 2020 Annual Reports and Accounts” dated April 1, 2021

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting dated April 1, 2021

99.2	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2020

99.3	2021 Annual General Meeting Proxy Card

99.4	News release, “International Game Technology PLC Releases Notice of 2021 Annual General Meeting and 2020 Annual Reports and Accounts” dated April 1, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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